Exhibit 2.01

Resource Extraction Payment Report

The table below details payments made to foreign governments or the U.S. federal government by Devon Energy Corporation and its consolidated subsidiaries (“Devon”) for the fiscal year 2025 related to onshore exploration and production extracted through oil and natural gas wells. Devon’s operations are aggregated into one reporting segment. Payments to the U.S. federal government are grouped into projects by state jurisdiction, and obligations levied at the entity-level rather than on a particular project are disclosed as corporate entity-level payments.

The information in the table below represents specified payment disclosures prepared in accordance with Rule 13q-1 (17 CFR 240.13q-1) under the Securities Exchange Act of 1934, as amended, and Form SD. Accordingly, amounts reflected in the table may differ from disclosures in Devon’s other publicly available financial reports.

(in millions)	Royalties	Taxes	Lease Bonuses	Fees	Total
United States (U.S.)
New Mexico	$613	$—	$17	$4	$634
North Dakota	182	—	—	2	184
Oklahoma	13	—	—	—	13
Texas	2	—	—	—	2
Wyoming	48	—	—	1	49
Corporate entity-level	—	150	—	—	150
Total payments to U.S. federal Government	858	150	17	7	1,032
Canada
Alberta	16	—	—	5	21

Total (1)	$874	$150	$17	$12	$1,053

(1)
All amounts are shown in U.S. dollars; Alberta payments were made in Canadian dollars and converted to U.S. dollars using a weighted average of the applicable exchange rate during the period.